RECEIVED
2019 MAY 13 AM 11:31
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19010443

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/1/2018 (MM/DD/YY) AND ENDING 2/28/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Capital Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17755 US Highway 19 N., Suite 400
(No. and Street)

Clearwater	FL	33764
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Henry J. Abbott (877) 654-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

Ten Penn Ctr., 1801 Market St., Suite 1700	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAY 13 2019
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Henry J. Abbott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Capital Securities Corp., as of February 28, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

BRIAN R. DOSTER
MY COMMISSION EXPIRES APRIL 20, 2020
FF 964954
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commonwealth Capital Securities Corp.

Financial Statements
For the Year Ended February 28, 2019

The report accompanying these financial statements was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

BDO

Commonwealth Capital Securities Corp.

Contents

BDO

Tel: 215-564-1900
Fax: 215-564-3940
www.bdo.com

1801 Market Street, Suite 1700
Philadelphia, PA 19103

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Commonwealth Capital Securities Corp.
Clearwater, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Commonwealth Capital Securities Corp. (the "Company") as of February 28, 2019, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at February 28, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BDO

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Statement Pursuant to Rule 17a-5(d)(2)(iii) (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Statement Pursuant to Rule 17a-5(d)(2)(iii) is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, LLP

We have served as the Broker-Dealer's auditor since 2013.

Philadelphia, Pennsylvania
May 9, 2019

Commonwealth Capital Securities Corp.

Statement of Financial Condition

February 28,		2019
Assets		
Cash and cash equivalents	$	36,400
Prepaid expenses		13,539
Total Assets	$	49,939
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable - Commonwealth Capital Corp., net	$	19,718
Total Liabilities		19,718
Stockholder's equity		
Common stock, $1 par value		
Authorized 1,000 shares		
Issued and outstanding 50 shares		50
Additional paid-in capital		603,937
Accumulated Deficit		(573,766)
Total Stockholder's Equity		30,221
Total Liabilities and Stockholder's Equity	$	49,939

See accompanying notes to financial statements.

Commonwealth Capital Securities Corp.

Statement of Operations

Year ended February 28,		2019
Revenues		
Education and Administrative services	$	32,459
Total Revenues		32,459
Expenses		
Operating and Administrative expenses		54,300
Regulatory fees		13,252
Total Expenses		67,552
Loss before benefit for income taxes		(35,093)
Benefit for income taxes, net		-
Net Loss	$	(35,093)

See accompanying notes to financial statements.

Commonwealth Capital Securities Corp.

Statement of Changes in Stockholder's Equity

	Common Stock								
	Number of Shares		*Amount*		*Paid-In Capital*		*Accumulated (Deficit)*		*Total*
Balance, March 1, 2018	50	$	50	$	578,527	$	(538,673)	$	39,904
Capital contributions	—		—		25,410		—		25,410
Net Loss	—		—		—		(35,093)		(35,093)
Balance, February 28, 2019	**50**	**$**	**50**	**$**	**603,937**	**$**	**(573,766)**	**$**	**30,221**

See accompanying notes to financial statements.

Commonwealth Capital Securities Corp.

Statement of Cash Flows

Year ended February 28,		2019
Cash flows used in operating activities		
Net loss	$	(35,093)
Adjustments to reconcile net loss to net cash provided by operating activities		
Rent expense – capital contribution		25,410
Changes in operating assets and liabilities:		
Prepaid expenses		2,736
Accounts payable - Commonwealth Capital Corp.		16,599
Net cash provided by operating activities		**9,652**
Net increase in cash and cash equivalents		9,652
Cash and cash equivalents at beginning of year		26,748
Cash and cash equivalents at end of year	$	**36,400**
Supplemental Disclosure of Non-Cash Financing Activities:		
Capital contribution – Forgiveness of rent	$	25,410

See accompanying notes to financial statements.

1. Organization and Significant Accounting Policies

Organization

Commonwealth Capital Securities Corp. (the "Company") is a wholly owned subsidiary of Commonwealth of Delaware, Inc. ("CDI"). Commonwealth Capital Corp. ("CCC") is a related party to the Company. See Note 6. - Subsequent Events.

The Company has registered with the Securities and Exchange Commission as a broker-dealer pursuant to Section 17 of the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of SEC Rule 15c3-3. The Company sells units of its affiliated partnerships or companies through broker/dealer firms to their customers throughout the United States.

The Company does not hold funds or securities for, or owe any money or securities to, customers and does not carry amounts of, or for customers. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents, at February 28, 2019, were held in the custody of one financial institution. Bank accounts are federally insured up to $250,000. At times, the balances may have exceeded federally insured limits. At February 28, 2019, the total cash balance did not exceed FDIC insured limits. The Company mitigates risk by depositing funds with a major financial institution. The Company

has not experienced any losses in such accounts, and believes that it is not exposed to any significant credit risk.

Income Taxes

The Company accounts for income taxes under the provisions of Accounting Standards Codification ("ASC") 740.

The Company is a member of a consolidated group for federal income tax purposes and files as a separate entity for state income tax purposes. Income taxes have been provided as though the Company were a taxpaying entity separate from the consolidated group of which it is a member.

The Company accounts for income taxes using the liability method. The liability method requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax basis of assets and liabilities, using enacted tax rates. Additionally, net deferred tax assets are adjusted by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax assets will not be realized. The Company currently has significant deferred tax assets. The Company is required to establish a valuation allowance when it is more likely than not that all or a portion of deferred tax assets will not be realized. Furthermore, it is difficult to conclude that a valuation allowance is not needed when there is negative evidence such as cumulative losses in recent years. Therefore, cumulative losses weigh heavily in the overall assessment. Accordingly, the Company has recorded a full valuation allowance against its net deferred tax assets as it was determined that it is more likely than not that future tax benefits will not be realized. (See Note 4).

Disclosure of Fair Value of Financial Instruments

The carrying value of financial instruments reported in the accompanying statement of financial condition for cash and cash equivalents and accounts payable are carried at amounts which reasonably approximate their fair values as of February 28, 2019 due to the immediate or short-term nature of these financial instruments.

Revenue Recognition

On March 1, 2018, the Company adopted ASU 2014-09, *Revenue from Contracts with Customers,* which creates a framework for recognizing revenue from contracts with customers that fall within its scope. The revenue standard requires that the Company identify contracts with a customer, evaluate performance obligations in the contracts, determine the transaction price, allocate the transaction price to the performance obligations in the contracts and determine when the performance obligations were satisfied to allow revenue recognition. We adopted this guidance using the modified retrospective method of adoption. The adoption did not have a material impact on the current year financial statements nor did it result in an adjustment to beginning Stockholder's Equity on March 1, 2018.

Disaggregation of revenue by type of service is presented below for the year ended February 28, 2019. Revenues from contracts with customers within the scope of this guidance include:

- ***Training Services:*** the Company provides continuing education training to CCC affiliated employees based upon a signed services agreement. Fees are earned at the time training sessions are provided and the performance obligation is satisfied. Training services are billed quarterly. During the year ended February 28, 2019, the Company recognized revenue from training fees of approximately $13,000, which is included in education and administrative services revenue in the accompanying statement of operations.

- ***Records & Email Administration Services:*** the Company provides monthly services to CCC for the monitoring and administration of records and email as required by the regulating body, FINRA. Fees are earned as records and email administrative services are provided and the performance obligation is satisfied. Records and email administrative services are billed quarterly. During the year ended February 28, 2019, the Company recognized revenue from records and email administrative services fees of approximately $10,000, which is included in

education and administrative services revenue in the accompanying statement of operations.

- ***Record Retention Services:*** the Company provides CCC with monthly services related to maintaining company files in a secure, safe location for a specified period of time. Fees for record retention services are earned monthly and billed quarterly. During the year ended February 28, 2019, the Company recognized revenue from record retention services of approximately $10,000, which is included in education and administrative services revenue in the accompanying statement of operations.

- ***Commission Revenue:*** the Company recognizes revenue on sales of limited partnership or limited liability company units of Commonwealth Income & Growth funds ("Funds"). A sale is deemed completed upon acceptance into the Funds by the sponsor. Upon this acceptance, the Company has determined that the performance obligation has been satisfied and there are no other obligations that the Company needs to fulfil. Payment of the commission revenue is due upon acceptance. For the year ended February 28, 2019, no limited partnership or liability company units were sold. As a result, there was no commission revenue for the year ended February 28, 2019.

There were contract assets or liabilities as of February 28, 2019.

Commission Expense

Selling commissions are generally 7% of the partners' contributed capital to the Funds and dealer manager fees are 2% of the partners' contributed capital to the Funds. Up to 1% of partners' contributed capital can be paid to broker-dealers as a marketing reallowance.

2. Transactions with Related Parties

Revenue

For the year ended February 28, 2019, no limited partnership or liability company units were sold to outside customers. As a result, there was no commission revenue.

As described in Note 1, the Company provided various services to CCC during the year ended February 28, 2019. The Company recognized approximately $32,000 of revenue which is presented as education and administrative services revenue on the accompanying statement of operations.

Expenses

As of February 28, 2019, all operating expenses paid by the Company are included in the accompanying financial statements and reports as filed with FINRA and have been properly reflected in the net capital computation. For the year ended February 28, 2019, the Company had an expense sharing agreement with CCC and CDI in which CCC or CDI may not seek reimbursement for certain expenses related to the operation of the Company. In accordance with SEC Rule 17a-4, a separate schedule of these unreimbursed costs is maintained by the Company, which is available for review by the Company's designated examining authority (FINRA). The operating results or financial condition of the Company may have been significantly different had the companies been autonomous.

Payables

As of February 28, 2019, the Company owed approximately $19,718 to CCC for services rendered and expenses paid on the Company's behalf. This related party payable is short term, unsecured, and non-interest bearing and is net of approximately $6,000 of accounts receivables related to 2019 service revenues.

Capital Contributions and Liquidity

During the year ended February 28, 2019, CDI made non-cash capital contributions to the Company of approximately $25,410 in the form of forgiveness of rent. On March 1, 2019, the Company's ownership changed (see Note 6). The new owner, HJA Trust, has established a reserve cash balance of approximately $21,000 to provide liquidity in the event the Company requires additional capital to meet operating needs or regulatory net capital requirements. The reserve account is in the name of the HJA Trust

and is held outside the Company.

3. Regulatory Net Capital Requirements

The Company is subject to the net capital rules of the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15-to-1. At February 28, 2019, the Company's regulatory net capital, required regulatory net capital, and ratio of aggregate indebtedness to regulatory net capital were as follows:

Regulatory net capital	$	16,682
Required regulatory net capital	$	5,000
Ratio of aggregate indebtedness to regulatory net capital		1.2-to-1

The Company is exempt from the calculation of the reserve requirement under Rule 15c3-3k(2)(i) due to the fact that it carries no margin account, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker-dealer and its customers through a special account for the exclusive benefit of its customers.

4. Income Taxes

Due to the net operating loss of the Company, there is no provision for income taxes for the year ended February 28, 2019. The Company has Federal and Pennsylvania net operating loss carry forwards of approximately $172,000 and $480,000, respectively at February 28, 2019, which will expire in 2038. The Company has recorded a full valuation allowance of $74,000 against the deferred tax asset resulting from the net operating loss carry forwards.

The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. To the extent interest and penalties are not assessed with respect to uncertain tax positions, amounts accrued will be reduced and reflected as a reduction of the overall income tax positions. The Company recorded no interest and penalties during the year ended February 28, 2019 and had no accrued interest and penalties as of February 28, 2019.

In addition, the Company does not have any entity level uncertain tax positions. For the year ended February 28, 2019, the Company did not identify any uncertain tax positions taken or expected to be taken in an income tax return which would require adjustment to or disclosure in its financial statements. The Company is subject to Pennsylvania state tax examinations for the years subsequent to February 28, 2015. The consolidated group is subject to Federal tax examinations for the years subsequent to February 28, 2015. The Company has no open Federal or state tax examinations.

5. Commitments, Contingencies, and Guarantees

FINRA

On May 3, 2013, the FINRA Department of Enforcement filed a complaint naming the Company and the former owner of the Company, Kimberly Springsteen-Abbott, as respondents; however on October 22, 2013, FINRA filed an amended complaint that dropped the allegations against the Company and reduced the scope of the allegations against Ms. Springsteen-Abbott. The sole remaining charge was that Ms. Springsteen-Abbott had approved the misallocation of some expenses to certain Funds. Management believes that the expenses at issue include amounts that were proper and that were properly allocated to Funds, and also identified a smaller number of expenses that had been allocated in error, but were adjusted and repaid to the affected Funds when they were identified in 2012. During the period in question, CCC and Ms. Springsteen-Abbott provided important financial support to the Funds, voluntarily absorbed expenses and voluntarily waived fees in amounts aggregating in excess of any questioned allocations. A Hearing Panel ruled on March 30, 2015, that Ms. Springsteen-Abbott should be barred from the securities industry because the Panel concluded that she allegedly misallocated approximately $208,000 of expenses involving certain Funds over the course of three years. As such, management had allocated approximately $87,000 of the $208,000 in allegedly misallocated expenses back to the affected funds as a contingency accrual in CCC's financial statements and a good faith payment for the benefit of those Income Funds.

The decision of the Hearing Panel was stayed when it was appealed to FINRA's National Adjudicatory Council (the "NAC")

pursuant to FINRA Rule 9311. The NAC issued a decision that upheld the lower panel's ruling and the bar took effect on August 23, 2016. Ms. Springsteen-Abbott appealed the NAC's decision to the U.S. Securities and Exchange Commission (the "SEC"). On March 31, 2017, the SEC criticized that decision as so flawed that the SEC could not even review it, and remanded the matter back to FINRA for further consideration consistent with the SEC's remand, but did not suggest any view as to a particular outcome.

On July 21, 2017, FINRA reduced the list of 1,840 items totaling $208,000 to a remaining list of 84 items totaling $36,226 (which includes approximately $30,000 of continuing education expenses for personnel providing services to the Funds), and reduced the proposed fine from $100,000 to $50,000, but reaffirmed its position on the bar from the securities industry. Respondents promptly appealed FINRA's revised ruling to the SEC. That appeal is pending as of May 9, 2019. All requested or allowed briefs have been filed with the SEC. Management believes that whatever final resolution of this may be, it will not result in any material adverse financial impact on the Funds, although a final assurance cannot be provided until the legal matter is resolved.

6. Subsequent Events

On March 1, 2019, CDI transferred 100% of the Company's common stock to HJA Trust. The Company's CEO, Henry Abbott, is the sole beneficiary of HJA Trust. Under the provisions of the HJA Trust, in the event that Ms. Springsteen-Abbott's bar from the securities industry (see Note 5) is lifted/removed at a future date, the HJA Trust shall be dissolved and the Company's common stock will be transferred back to CDI or other entity as designated by CDI.

Commonwealth Capital Securities Corp.

Computation of Net Capital Pursuant to Rule 15c3-1

February 28,		2019
Net capital		
Total stockholder's equity from statement of financial condition	$	30,221
Deductions and/or charges		
Non-allowable assets		
Prepaid expenses		13,539
Total non-allowable assets		13,539
Net capital	$	16,682
Computation of Basic Regulatory Net Capital Requirement		
Minimum net capital required per rule 15c3-1 (greater of $5,000 or 6.67% of aggregate indebtedness of approximately $19,718)	$	5,000
Excess net capital	$	11,682
Computation of aggregate indebtedness		
Accounts payable - Commonwealth Capital Corp.	$	19,718
Aggregate indebtedness	$	19,718
Ratio of aggregate indebtedness to regulatory net capital		1.2-to-1

Statement Pursuant to Rule 17a-5(d)(2)(iii)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II of Form X-17-A-5 as of February 28, 2019 was not prepared as there are no material differences to report.

BDO

Tel: 215-564-1900
Fax: 215-564-3940
www.bdo.com

1801 Market Street, Suite 1700
Philadelphia, PA 19103

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Commonwealth Capital Securities Corp.
Clearwater, Florida

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Commonwealth Capital Securities Corp. identified the following provisions of the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(k) under which Commonwealth Capital Securities Corp. claimed an exemption from Rule 15c3-3 (k)(2)(i) (the "exemption provision") and (2) Commonwealth Capital Securities Corp. stated that Commonwealth Capital Securities Corp. met the identified exemption provision throughout the most recent fiscal year without exception. Commonwealth Capital Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Commonwealth Capital Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO USA, LLP

Philadelphia, Pennsylvania
May 9, 2019

Management's Exemption Report

Commonwealth Capital Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> The Company claimed an exemption from 17 C.F.R. § 240 15c3-3 under the following provision of 17 C.F.R. 240. 15c3-3(k)(2)(i).
>
> The Company met the identified exemption provisions in 17 C.F.R. § 240. 15c3-3(k) throughout the most recent fiscal year without exception.

I, Henry Abbott, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Executive Officer of Commonwealth Capital Securities Corp.
May 9, 2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 2/28/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-48915 FINRA FEB 03/31/1997
COMMONWEALTH CAPITAL SECURTITIES CORP
17755 US HIGHWAY 19 N STE 400
CLEARWATER, FL 33764

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form. ____________

2. A. General Assessment (item 2e from page 2) $ 156

B. Less payment made with SIPC-6 filed (exclude interest) (108)

September 27, 2018
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 48

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 48

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 48

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Commonwealth Capital Securities, Corp.
(Name of Corporation, Partnership or other organization)

Theodore Cavaliere
(Authorized Signature)

Dated the 16th day of April, 2019.

Financial Operations Principal (FINOP)
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 3/1/2018 and ending 2/28/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 32,457
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	36,559
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	35,941
(7) Net loss from securities in investment accounts.	
Total additions	104,959
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	1,377
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,377
2d. SIPC Net Operating Revenues	$ 103,582
2e. General Assessment @ .0015	$ 156

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